

September 3, 2014

Via E-mail
Ganesh Kumar Bangah
Chief Executive Officer
MOL Global, Inc.
Lots 07-03 & 08-03, Levels 7 & 8
Berjaya Times Square, No. 1, Jalan Imbi
55100 Kuala Lumpur, Malaysia

> **Re:** **MOL Global, Inc.**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed August 20, 2014**
> **File No. 333-197401**

Dear Mr. Bangah:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Unaudited Condensed Interim Consolidated Financial Statements, page F-114

12. Non-controlling Interest, page F-133

1. We note your disclosure in footnote (d)(iii) and your response to comment 8 of our letter dated August 8, 2014. Please revise your interim financial statements to provide your investors with more information about the June 5, 2014 acquisition of an additional indirect 37.73% interest in MOL Thailand. In doing so, clarify that while you own 49% of MOL Thailand's equity directly, this additional interest was acquired through your direct and indirect acquisition of a 73.99% equity interest in MOL Group (Thailand) Co., Ltd., which owns the remaining 51% equity interest in MOL Thailand. Please refer to the disclosure requirements set forth in paragraphs 10 and 12-13 of IFRS 12.

13. Share-Based Payments, page F-134

2.   We note MOL Investments, a shareholder, has granted options to your employees on June 19, 2014. We have the following comments:

- You indicate that these options were granted in consideration for employees' <u>past</u> services and contributions to the Group. Please clarify for us and disclose if your employees are required to render future services to the Group over the disclosed vesting periods. Refer to paragraphs 14 and 15 of IFRS 2.

- You indicate that the options were granted on June 19, 2014 but the effective date is upon occurrence of your IPO. Revise your disclosure to clarify which date is the grant date as contemplated by paragraph 11 of IFRS 2, and tell us how you reached your conclusion on this matter.

- Provide the disclosures required by paragraphs 46-49 of IFRS 2.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Robert Babula, Staff Accountant, at 202.551.3339 or Jennifer Thompson, Accounting Branch Chief, at 202.551.3737 if you have questions regarding comments on the financial statements and related matters. Please contact Dean Brazier, Staff Attorney, at 202.551.3485 or me at 202.551.3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara Ransom
Assistant Director

cc: Jonathan B. Stone